SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 29, 2002

ClearWave N.V.

(Translation of registrant's name into English)

World Trade Center
Strawinskylaan 707
1077 XX Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ClearWave
A TIW Company

FOR IMMEDIATE PUBLICATION

PRESS RELEASE
For the first quarter ended March 31, 2002
All amounts are in US$ unless otherwise stated

CLEARWAVE POSTS EBITDA OF $53.0 MILLION AND NET INCOME OF $2.1 MILLION

- Český Mobil attains Positive EBITDA
- MobiFon declares first dividend

Amsterdam, The Netherlands and Montreal, Canada, May 17, 2002 – ClearWave N.V. ("ClearWave" or the "Company"), a subsidiary of Telesystem International Wireless Inc. ("TIW"), today announced its financial and operating results for the first quarter ended March 31, 2002. The Company controls cellular operations in Romania and the Czech Republic.

Net income for the first quarter was $2.1 million, or $0.02 per share, compared to a net loss of $1.6 million, or ($0.02) per share, for the first quarter of 2001. This was the fourth consecutive quarter of positive net income for ClearWave.

"Our first quarter results reflect the continuing strong profit contribution from MobiFon in Romania and the rapid development of Český Mobil which attained positive EBITDA on a quarterly basis for the first time since launching full commercial services in the Czech Republic in March 2000," said Alexander Tolstoy, President and Chief Executive Officer of ClearWave. "Based on its exceptional financial performance last year and current prospects, MobiFon declared its first dividend during the quarter, almost five years to the day following its commercial launch."

ClearWave achieved strong subscriber growth with 305,600 net additions, a record for new activations for the first quarter, compared to 244,500 net additions for the same 2001 period. Total subscribers increased 84% to 3,167,600 from 1,718,000 at the end of the first quarter last year. Operations in Romania and the Czech Republic both recorded higher net additions compared to the first quarter last year.

On a proportionate basis, ClearWave added 685,300 net subscribers to reach 1,609,800 compared to 924,500 proportionate subscribers at the end of the first quarter of 2001, an increase of 74%.

Service revenues increased 41% to $138.7 million compared to $98.6 million for the first quarter of 2001. Selling, general and administrative (SG&A) expenses declined to 28% of service revenues from 37% for the same period last year, while subscriber acquisition cost (SAC) declined to $38 per subscriber. Operating income before depreciation and amortization (EBITDA) increased 175% to $53.0 million compared to $19.3 million for the first quarter last year. Operating income was $18.9 million compared to an operating loss of $7.4 million for the 2001 period, an improvement of $26.3 million.

MobiFon S.A. – Romania

MobiFon added 176,900 net subscribers for the first quarter for a total of 2,180,500 customers. This compares with the net addition of 143,200 subscribers for a total of 1,315,000 subscribers at the end of the first quarter last year. The pre-paid/post-paid mix was 64/36 and the average monthly churn rate for the quarter was 1.4%. As of March 31, 2002, MobiFon held a 53.5% share of the wireless market in Romania.

Service revenues increased 23% to $96.0 million compared to $78.0 million for the first quarter last year. SG&A expenses declined to 22% of service revenues compared to 24% in the first quarter of 2001. EBITDA increased 31% to $52.6 million compared to $40.2 million for the same period last year, and EBITDA margin improved to 55%. Operating income rose 39% to $32.0 million compared to $23.1 million for the first quarter of 2001.

MobiFon declared a dividend of approximately $27.6 million on March 27, 2002. The first installment of $11.4 million was paid to shareholders in April 2002 and the balance is expected to be paid in July and October 2002, subject to MobiFon meeting certain financial tests at the June and September quarter ends.

Český Mobil a.s. – Czech Republic

Český Mobil added 128,700 net subscribers for the first quarter to reach 987,100 customers compared to net additions of 101,200 for the first quarter last year and 403,000 total subscribers, a year-over-year increase of 145%. The company accounted for approximately 24% of net additions in the Czech Republic for the quarter and held 13% of the national cellular market as of March 31, 2002. On April 17, 2002, Český Mobil attained the one million subscriber milestone. The pre-paid/post-paid mix was 73/27 at the end of the quarter.

Service revenues more than doubled to $42.7 million compared to $20.5 million for the first quarter of last year. The company recorded EBITDA of $0.9 million, its first positive EBITDA on a quarterly basis, compared to negative EBITDA of $19.1 million for the first quarter last year. This strong improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 39% of revenues compared to 75% of revenues for the same period last year. Operating loss improved to $12.6 million compared to $28.8 million for the first quarter of 2001.

Liquidity and Capital Resources

Acquisitions of property, plant and equipment totaled $53.8 million for the first quarter compared to $31.3 million for the same period in 2001. The increase reflects lowers capital spending by Český Mobil in the first quarter of 2001 following the rapid build-out of its network during 2000.

As of March 31, 2001, the current business plans of both MobiFon and Český Mobil were fully funded when the funding commitment of $21.9 million by TIW Czech N.V. in Cesky Mobil, of which the Company's share is $6.9 million, is included. ClearWave, on a consolidated basis, held cash and cash equivalents of $63.6 million. At the Corporate level, following the end of the quarter, the Company received $7.3 million from MobiFon, representing its share of the first installment of a dividend declared on March 27, 2002. A balance of $10.3 million will be paid to ClearWave in July and October of this year, subject to MobiFon meeting certain financial tests at the June and September quarter ends. The Company will use the proceeds to fulfill its funding commitments in its operating subsidiary, Cesky Mobil, and for general corporate purposes.

As of March 31, 2002, in line with expectations, Český Mobil had drawn approximately $312 million on its long-term syndicate Euro and Czech Koruna denominated credit facility equivalent to approximately $410 million.

Conference Call

The conference call with analysts on the first quarter 2002 results will be part of the TIW conference call. It will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Tuesday, May 21 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on May 21 and 11:59 p.m. on June 21. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1149612.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI") and its Units are listed on the Toronto Stock Exchange ("TIW.UN").

ClearWave
A TIW Company

FOR INFORMATION:

IN NORTH AMERICA:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
☎ (514) 673-8443
sdupuis@tiw.ca

Our web site addresses are:
www.tiw.ca
www.clearwave.cz
www.oskarmobil.cz
www.connex.ro

IN CENTRAL/EASTERN EUROPE:

IGOR PREROVSKY
ClearWave N.V.
☎ + 4202.7117.1551
igor.prerovsky@oskarmobil.cz

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of US dollars, except operating and per share data)

	Three months ended March 31, 2002 $	Three months ended March 31, 2001 $
	(Unaudited)	
STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA: (3)		
Revenues	146,801	104,066
Operating Income (loss)	18,945	(7,390)
Interest expense, net	(18,410)	(12,477)
Foreign exchange loss	1,790	(1,193)
Net income (loss)	2,096	(1,575)
Basic and diluted net income (loss) per share	0.02	(0.02)
Acquisitions of property, plant and equipment	(53,808)	(31,261)
Increase of ownership in subsidiaries	-	(23,239)
OPERATING DATA: (3)		
Operating income before depreciation and amortization [5]	53,010	19,273

	As of March 31, 2002 $	As of December 31, 2001 $
	(unaudited)	
BALANCE SHEET DATA: (3)		
Cash and cash equivalents	63,589	54,982
Total assets	1,223,016	1,192,116
Short-term and long-term debt [1]	657,508	651,606
Funded capital [2]	185,332	185,332
Total shareholders' equity	138,378	134,042

OVERVIEW OF OPERATIONS

(as of March, 31 2002)

	Technology	Start-up Date of Operations	Licensed POPs (millions)	Total Subscribers [4]	Equity Interest	Equity POPs (millions)	Equity Subscribers [6]
Central / Eastern Europe Cellular							
Romania	GSM	Q2 1997	22.5	2,180,500	63.5%	14.3	1,385,500
Czech Republic	GSM	Q1 2000	10.3	987,100	22.7%	2.34	224,300
			32.8	3,167,600		16.6	1,609,800

(1) Includes long-term derivative financial instrument position

(2) Proceeds from share issuance and share premium.

(3) The results of Mobifon (Romania) and Cesky Mobil (Czech Republic) are fully consolidated.

(4) Figures include 1,395,818 and 725,467 prepaid subscribers in Romania and Czech Republic, respectively, but excludes ISP subscribers.

(5) The company uses the term operating income (loss) before depreciation and amortization (or EBITDA) which may not be comparable to similarly titled measures reported by other companies. Operating income (loss) before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP.
The Company believes that operating income (loss) before depreciation and amortization is viewed as relevant supplemental measure of performance in the wireless telecommunications industry.

(6) Proportional financial figures and other operational data represent the combination of ClearWave's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

ClearWave

CLEARWAVE N.V.

First Quarter 2002

Interim Financial Statements (unaudited)

ClearWave N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	March 31, 2002 $	December 31, 2001 $
	(Unaudited)	(Note 1)
ASSETS		
Current assets		
Cash and cash equivalents	63,589	54,982
Trade debtors, net of allowance for doubtful accounts of	40,934	44,054
Inventories	16,730	15,386
Value added taxes recoverable	3,139	6,772
Prepaid expenses	24,241	10,843
Vendor prepayments	8,543	10,566
Deferred income tax asset	871	3,548
Other current assets	10,272	7,772
Total current assets	168,319	153,923
Property, plant and equipment	890,691	871,070
Licenses	95,762	97,667
Goodwill (Note 2)	52,606	52,606
Deferred financing costs	15,638	16,850
	1,223,016	**1,192,116**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable - trade	77,908	70,611
Accounts payable - TIW group	3,700	11,451
Accrued interest	13,971	6,819
Other accrued liabilities	22,292	27,162
Due to parent and affiliated companies	107,890	90,144
Deferred revenues	33,026	32,370
Derivative financial instrument position	315	2,788
Current portion of long-term debt	45,064	41,251
Total current liabilities	304,166	282,596
Deferred income tax liability	4,749	3,548
Long-term debt	582,978	580,272
Derivative financial instrument position	29,466	30,083
Minority interest	163,279	161,575
Shareholders' equity		
Share capital		
45,868,498 Class A Subordinate Voting Shares and 38,230,950 Class B Multiple Voting Shares	21,467	21,467
Share premium	163,865	163,865
Deficit	(43,412)	(45,508)
Accumulated other comprehensive loss		
Foreign currency translation adjustment	855	979
Fair value of interest rate and cross-currency swaps	(4,397)	(6,761)
Total shareholders' equity	138,378	134,042
	1,223,016	**1,192,116**

ClearWave N.V.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands of US dollars, except per share data)

	Three months ended March 31, 2002 $	2001 $
Revenues		
Services	138,695	98,569
Equipment	8,106	5,497
	146,801	104,066
Cost of services	42,231	39,216
Cost of equipment	12,977	9,471
Selling, general and administrative expenses	38,583	36,106
Depreciation and amortization	34,065	26,663
Operating income (loss)	**18,945**	**(7,390)**
Interest expense	(18,725)	(14,023)
Interest and other income	315	1,546
Foreign exchange gain (loss)	1,790	(1,193)
Income (loss) before income taxes and minority interest	**2,325**	**(21,060)**
Income taxes (Note 4)	6,829	-
Loss before minority interest	**(4,504)**	**(21,060)**
Minority Interest	6,600	19,485
Net income (loss)	**2,096**	**(1,575)**
Foreign currency translation adjustment	(124)	(5,364)
Cumulative effect of change in accounting principle for derivatives and hedging activities		(1,318)
Change in fair value of interest rate and cross currency swaps	2,364	(3,512)
Comprehensive income (loss)	**4,336**	**(10,451)**
Weighted average number of shares	84,099,448	84,099,448
Basic and diluted net income (loss) per share	0.02	(0.02)

ClearWave N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended March 31, 2002 $	Three months ended March 31, 2001 $
OPERATING ACTIVITIES		
Net income (loss)	2,096	(1,575)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities		
Depreciation and amortization	34,065	26,663
Accreted interest on long-term debt	634	555
Minority interest	(6,600)	(19,485)
Other non-cash items	6,236	6,735
Changes in operating assets and liabilities	(8,834)	(34,837)
Cash provided by (used in) operating activities	27,597	(21,944)
INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(53,808)	(31,261)
Increase of ownership in subsidiaries	-	(23,239)
Cash used in investing activities	(53,808)	(54,500)
FINANCING ACTIVITIES		
Advances from parent company	7,055	20,696
Issuance of subsidiaries' shares to minority interest	14,965	14,413
Proceeds from issue of long-term debt	13,530	-
Cash provided by financing activities	35,550	35,109
Net effect of exchange rate translation on cash and cash equivalents	(732)	(783)
Net change in cash and cash equivalents	8,607	(42,118)
Cash and cash equivalents, beginning of period	54,982	121,229
Cash and cash equivalents, end of period	63,589	79,111

ClearWave N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

(in thousands of US dollars)

	Share Capital $	Share Premium $	Deficit $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance as at December 31, 2000	21,467	163,865	(52,843)	(3,087)	129,402
Comprehensive loss	-	-	(1,575)	(10,194)	(11,769)
Balance as at March 31, 2001	21,467	163,865	(54,418)	(13,281)	117,633
Balance as at December 31, 2001	21,467	163,865	(45,508)	(5,782)	134,042
Comprehensive income	-	-	2,096	2,240	4,336
Balance as at March 31, 2002	21,467	163,865	(43,412)	(3,542)	138,378

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2002
in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements, with the exception of the accounting standard change described in note 2, should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. The consolidated balance sheet as at December 31, 2001 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

NOTE 2
ACCOUNTING POLICY CHANGE

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under the new standard, goodwill is no longer amortized. Similar requirements were also issued in Canada under Section 3062 of the CICA Handbook. Effective January 1, 2002, the Company has adopted Statement 142 and applied its recommendations prospectively. Application of the nonamortization provisions of Statement 142 has resulted in an increase in net income of $0.7 million ($0.01 per share) in the first quarter of 2002. The amortization of goodwill recorded by the Company for the first quarter of 2001 was $0.5 million ($0.01 per share).

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	2002	2001
Reported net income (loss)	$2,096	$(1,575)
Amortization of goodwill		508
Adjusted net income (loss)	$2,096	$(1,067)
Adjusted basic and diluted earnings (loss) per share	$ .02	$ (.01)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2002
in thousands of U.S. dollars)

NOTE 3
DISTRIBUTION FROM MOBIFON S.A. ("MOBIFON")

On March 27, 2002, the Company's operating subsidiary MobiFon declared a dividend of Lei 900 billion ($27.6 million) of which $11.4 million was paid on April 9, 2002. The remaining portion will be paid in July and October 2002, subject to MobiFon meeting certain financial tests at June 30, 2002 and September 30, 2002. Due to the presence of cash balances at March 31, 2002 MobiFon is also required to make a mandatory prepayment of $3.8 million under its long-term debt facilities on April 10, 2002. This amount is included in current portion of long-term debt on the balance sheet. Should the cash balances necessary to facilitate dividend distributions be present on June 30 and September 30, additional mandatory long-term debt repayments will also be required.

The Company will use the proceeds to fulfill its funding commitments in its operating subsidiary, Cesky Mobil a.s., and for general corporate purposes. The portion of the dividends payable to minority interests totaled approximately $10.0 million and is included in accounts payable on the balance sheet. $4.1 million of this amount was paid on April 9, 2002.

NOTE 4
INCOME TAXES

The Company has recorded an income tax expense of $6.8M for the three months ended March 31, 2002. This amount relates to the Company's operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

NOTE 5
CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements were prepared in accordance with U.S. GAAP, which varies in certain respects from Canadian GAAP. The application of Canadian GAAP to these consolidated financial statements would not have materially affected the presentation and disclosure in these consolidated financial statements, except for the following:

Under Canadian GAAP, no comprehensive income (loss) statement would be presented in the consolidated financial statements. The translation adjustment would be presented directly in the shareholders' equity on a cumulative basis. In addition, the change in the fair value of the interest rate swap and foreign currency hedges would not be recorded and accordingly, the shareholders' equity would be increased by $4.4 million and $6.8 million, minority interest would be increased by $13.3 million and $16.6 million, current liabilities would be reduced by $0.3 million and $2.8 million and long term liabilities would be reduced by $17.4 million and $20.6 million as at March 31, 2002 and December 31, 2001, respectively, under Canadian GAAP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2002
(in thousands of U.S. dollars)

NOTE 6
SEGMENTED INFORMATION

	FOR THE THREE MONTHS ENDED March 31,							
	2002 [unaudited]				2001 [unaudited]			
	Romania $	Czech Republic $	Corporate $	Total $	Romania $	Czech Republic $	Corporate $	Total $
Revenues								
Services	95,951	42,744	-	138,695	78,033	20,536	-	98,569
Equipment	4,562	3,544	-	8,106	2,484	3,013	-	5,497
	100,513	46,288	-	146,801	80,517	23,549	-	104,066
Cost of Services	17,959	24,272	-	42,231	16,209	23,007	-	39,216
Cost of Equipment	8,698	4,279	-	12,977	5,148	4,323	-	9,471
Selling, general and administrative expenses	21,276	16,876	431	38,583	19,001	15,356	1,749	36,106
Depreciation and amortization	20,602	13,463	-	34,065	17,026	9,637	-	26,663
Operating income (loss)	31,978	(12,602)	(431)	18,945	23,133	(28,774)	(1,749)	(7,390)
Acquisition of property, plant and equipment, including unpaid acquisitions	15,264	34,406	-	49,670	21,895	9,366	-	31,261
Property, plant, equipment, goodwill and licenses as at March 31, 2002 (December 31, 2001)	532,389	506,670	-	1,039,059	537,739	483,604	-	1,021,343
Total assets as at March 31, 2002 (December 31, 2001)	656,208	566,230	578	1,223,016	648,946	542,159	1,011	1,192,116
Operating income (loss) before depreciation and amortization	52,580	861	(431)	53,010	40,159	(19,137)	(1,749)	19,273

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARWAVE N.V.

Margriet Zwarts

Name: Margriet Zwarts
Title: Supervisory Board Member

Date: May 27, 2001

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